SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SPROUTS FARMERS MARKET, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

85208M 102

(CUSIP Number)

Quinn P. Williams

Greenberg Traurig, LLP

2375 E. Camelback Road

Suite 700

Phoenix, Arizona 85016

(602) 445-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85208M 102	Page 2 of 6

1.	Name of Reporting Person: Premier Grocery, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 33-984051
2.	Check the Appropriate Box if a Member of a Group (see instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 11,740,303
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 11,740,303
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,740,303
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): ☐
13.	Percent of Class Represented by Amount of Row (11): 8.0%
14.	Type of Reporting Person (see instructions): CO

CUSIP No. 85208M 102	Page 3 of 6

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2013 (the “Schedule 13D”). Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Premier Grocery, Inc., a Nevada corporation (the “Reporting Person”). The Reporting Person is governed by a Board of Directors (the “Board”) consisting of the following four members: Stanley A. Boney, Shon A. Boney, Kevin R. Easler, and Scott T. Wing (the “Related Persons”). Stanley A. Boney is President of the Reporting Person and Kevin R. Easler is Secretary and Treasurer of the Reporting Person.

Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The principal business of the Reporting Person is investing in securities.

Stanley A. Boney is the President of the Reporting Person.

Shon A. Boney is retired.

Kevin R. Easler is the Chief Executive Officer and Founder of Zenfinity Capital, LLC (“ZenCap”). ZenCap is a private investment firm located at 14850 N. Scottsdale Road, Suite 295, Scottsdale, Arizona 85254.

Scott T. Wing is retired.

Item 4.	Purpose of Transaction.

Items 4(a) and (c) of the Schedule 13D are hereby amended and supplemented by inserting the following:

On November 25, 2013, the Reporting Person and the Related Persons, among other selling stockholders, entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Reporting Person and the Related Persons agreed to sell to the Underwriters the number of shares as stated in Item 5(c) below (the “Shares”) in an underwritten secondary public offering (the “Offering”) pursuant to an effective registration statement on Form S-1 filed on November 7, 2013, as amended on November 18, 2013 (the “Registration Statement”). The closing of the Offering and the sale of the Shares pursuant to the Underwriting Agreement occurred on December 2, 2013.

CUSIP No. 85208M 102	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 11,740,303 shares of Common Stock, representing 8.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2013.

The following information is disclosed pursuant to the rules prescribed by the Commission, and should not be implied to indicate that the Related Persons beneficially own any shares of Common Stock held by the Reporting Person, and such individuals (together with the Reporting Person) do not comprise a “group” within the meaning of Section 13(d)(3) of the Act:

Stanley A. Boney in the aggregate beneficially owns 508,166 shares of Common Stock, which includes (i) 95,666 shares of Common Stock held by the Boney Family Trust FBO Melissa Boney, dated 11/16/93, for which Stanley A. Boney serves as a trustee, and (ii) 412,500 shares of Common Stock issuable upon exercise of stock options held by Stanley A. Boney, collectively representing less than 1.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2013.

Shon A. Boney beneficially owns options to purchase 1,306,745 shares of Common Stock, representing less than 1.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2013.

Kevin Easler beneficially owns options to purchase 653,371 shares of Common Stock, representing less than 1.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2013.

Scott T. Wing is a trustee of the Wing Family Trust, which owns 20,368 shares of Common Stock, representing less than 1.0% of the issued and outstanding shares of Common Stock of the Issuer, as reported in the prospectus filed by the Issuer with the Commission on November 26, 2013.

Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(b) The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	11,740,303
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	11,740,303
Shared power to dispose or direct the disposition:	-0-

The Board of the Reporting Person makes the voting and investment decisions regarding the shares of Common Stock owned by the Reporting Person, and a voting or investment decision requires the approval of a majority of the Board. Accordingly, none of the Related Persons is deemed a beneficial owner of the shares of Common Stock owned by the Reporting Person.

The number of shares as to which Stanley A. Boney has:

Sole power to vote or direct the vote:	508,166
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	508,166
Shared power to dispose or direct the disposition:	-0-

CUSIP No. 85208M 102	Page 5 of 6

The number of shares as to which Shon A. Boney has:

Sole power to vote or direct the vote:	1,306,745
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	1,306,745
Shared power to dispose or direct the disposition:	-0-

The number of shares as to which Kevin R. Easler has:

Sole power to vote or direct the vote:	653,371
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	653,371
Shared power to dispose or direct the disposition:	-0-

The number of shares as to which the Wing Family Trust has:

Sole power to vote or direct the vote:	20,368
Shared power to vote or direct the vote:	-0-
Sole power to dispose or direct the disposition:	20,368
Shared power to dispose or direct the disposition:	-0-

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

On December 2, 2013, the Reporting Person and the Related Persons sold the following Shares in the Offering, discussed in Item 4 above, pursuant to the Registration Statement:

Reporting Person	2,170,423
Stanley A. Boney	17,686
Shon A. Boney	343,255
Kevin R. Easler	171,628
Wing Family Trust	3,766

The Shares listed above were sold to the Underwriters at a price per Share of $35.7975.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following sentence at the end of the existing description set forth in Item 6:

Reference is made to the Underwriting Agreement described in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description of Document

1.0	Form of Underwriting Agreement, dated as of November 25, 2013, by and among (i) Sprouts Farmers Market, Inc., (ii) Goldman, Sachs & Co. and Credit Suisse Securities (USA), LLC, as representatives of the several underwriters named in Schedule I therein, and (iii) the selling stockholders named in Schedule II therein (1)

(1)	Incorporated by reference from the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1 (Reg. No. 333-192165) (Exhibit 1.1).

CUSIP No. 85208M 102	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

PREMIER GROCERY, INC.

Dated: December 9, 2013	By:	/s/ Stanley A. Boney
Name: Stanley A. Boney
Title: President